Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017

February 8, 2013

VIA EDGAR TRANSMISSION

Ms. Pamela A. Long
Mr. Craig E. Slivka
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                             Sealy Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14C
Filed January 23, 2013
File No. 001-08738

Dear Ms. Long and Mr. Slivka:

On behalf of Sealy Corporation (the “Company”), we hereby submit the Company’s response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 4, 2013 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14C filed by the Company on January 23, 2013 (the “Amended Preliminary Information Statement”).  We have also revised the Amended Preliminary Information Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14C (“Amendment No. 2”), which reflects these revisions and general updates.  In connection with this letter and the filing of Amendment No. 2, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 2 marked to show changes from the Amended Preliminary Information Statement as filed on January 23, 2013, and four clean courtesy copies of Amendment No. 2.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below.

The Merger, page 17

1.              We note your revisions in response to comment eight of our letter dated November 26, 2012.  However, we continue to believe that your disclosure in this section should be further revised to describe in sufficient detail why this transaction was undertaken opposed to any alternatives and why the transaction is being undertaken at this time. We note, for example, that you should provide enhanced disclosure with respect to the following:

•                  The specific “strategic reasons” the Board of Directors considered when discussing a possible business combination with Tempur-Pedic at its January 2012 meeting.

In response to the Staff’s comment, the Company has revised its disclosure on page 17.

•                  Why, at the January 2012 meeting, the Board authorized Simon Brown to contact Tempur-Pedic at this time and why Tempur-Pedic was selected as opposed to another company in the industry.

In response to the Staff’s comment, the Company has revised its disclosure on page 17.

•                  Any preexisting relationships between Sealy and Tempur-Pedic, including any relationship among the affiliates of the companies.

The Company hereby advises the Staff that other than a patent infringement lawsuit filed by Tempur-Pedic in 2009 against the Company and several other defendants (which was subsequently settled), there are no prexisting relationships between Tempur-Pedic and the Company or their respective affiliates of which the Company is aware that predate the discussions between Tempur-Pedic and the Company regarding a potential business combination.

•                  The possible motivations for Party X’s proposed acquisition that were discussed at the June 14, 2012 Board meeting.

In response to the Staff’s comment, the Company has revised its disclosure on page 19.

•                  The specific “opportunities and challenges” facing the company that you refer to on page 20. Why Mr. Sarvary called Mr. Brown on July 23, 2012 to express a renewed interest in acquiring Sealy. Any discussions relating to the continued employment of any executive officers of Sealy, including the decision that Lawrence J. Rogers would continue as CEO of Sealy following completion of the merger.

In response to the request for enhanced disclosure with respect to the opportunities and challenges facing the Company, the Company has revised its disclosure on pages 20 and 21.

In response to the request for disclosure regarding why Mr. Sarvary called Mr. Brown on July 23, 2012 to express a renewed interest in acquiring the Company, the Company has revised its disclosure on page 21.

With respect to the request for enhanced disclosure regarding the decision that Lawrence J. Rogers would continue as CEO of Sealy following the completion of the merger, the Company believes that providing any disclosure in addition to what is set forth on page 20 would be misleading and would not accurately report events.

Please be advised that these are just examples. Please revise accordingly.

In response to Comment 1, in addition to the revisions noted above, the Company has further revised the applicable disclosure in Amendment No. 2 related to the “Background of the Merger.”  Please see the revised disclosure to the section titled “The Merger — Background of the Merger” beginning on page 17 of Amendment No. 2.

2.              We read your response to comment 16 from our letter dated November 26, 2012. It appears that the line item titled EBITDA includes additional adjustments that are not included in the common definition. Please consider retitling this line item to better convey that additional adjustments are being made. One choice may be to use the description provided in note (2) to the table as your title —Adjusted EBITDA less stock based compensation expense.

In response to the Staff’s comment, the Company has revised its disclosure on pages 45 and 46.

3.              We note your revisions in response to comment 20 of our letter dated November 26, 2012. Please further revise your disclosure to remove the disclaimer that the representations and warranties in the transaction agreement “may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders,” as this may suggest that the representations and warranties do not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the Company has revised its disclosure on page 57

We thank you for your assistance in this matter.  Please do not hesitate to call me at (212) 455-2772 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Sean Rodgers, Esq.

Sean Rodgers, Esq.

Company Acknowledgment

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sealy Corporation

By:	/s/ Michael Q. Murray
Name:	Michael Q. Murray, Esq.
Title:	Senior Vice President and General Counsel